Exhibit 2

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (“Escrow Agreement”) is made and entered into as of December __, 2017, by and among Green Innovations, Ltd., a corporation organized and existing under the laws of the State of Nevada (the “Parent”), GNIN TCA Merger Sub, Inc., a corporation organized and existing under the laws of the State of Nevada and a wholly-owned subsidiary of the Parent (the “Merger Sub”), Jeremy Ostrowski, Jocelyne Hughes-Ostrowski, Peter Crowley, and Joseph Abrams (together, the “Shareholders”), Zomongo, Inc., a corporation organized and existing under the laws of Alberta, Canada (“Company”), TCA Global Credit Master Fund, LP, a limited partnership organized and existing under the laws of the Cayman Islands (the “Lender”) (together the Parent, Merger Sub, Shareholders, Company, and Lender, hereinafter referred to as “Principal(s)”) and Lucosky Brookman LLP (hereinafter referred to as “Escrow Agent”).

WHEREAS, the Company and its Subsidiaries (as defined in the Merger Agreement) (the “Borrowers”) have entered into that certain credit agreement, dated as of December 29, 2016 and effective as of December 30, 2016 (the “Credit Agreement”), pursuant to which the Lender agreed to make available to the Borrowers a secured revolving loan in the amount of up to Ten Million United States Dollars (US$10,000,000), subject to the terms and conditions therein contained, and of this amount, the Lender made an initial principal advance of Ten Million and No/100 United States Dollars (US$10,000,000) to the Borrowers;

WHEREAS, in connection with this Amendment, the Borrowers have requested and the Lender has agreed to advance an additional principal amount of Two Million Two Hundred Thousand United States Dollars (US$2,200,000) to the Borrowers for working capital financing for Borrowers and for any other purposes permitted under Amendment No. 1 to the Credit Agreement, dated December ___, 2017;

WHEREAS, the Principals have each entered into that certain Acquisition Agreement and Plan of Merger dated December ___, 2017 (substantially in the form attached hereto as Exhibit A, the “Merger Agreement”) whereby the Merger Sub shall merge with and into the Company (the “Merger”), and the Principals have agreed to hold certain fully executed transaction documents in escrow in connection therewith as described on Exhibit B hereto (the “Escrowed Property”);

WHEREAS, Principals desire that the Escrow Agent hold the Escrowed Property until the terms and conditions of this Escrow Agreement are met; and

WHEREAS, Escrow Agent has agreed to act as escrow agent for the Escrowed Property on the terms and conditions now about to be set forth.

NOW, THEREFORE, in consideration of the covenants and agreements herein set forth and other good and lawful consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

I.             Escrow

A.       Escrow Agent agrees to hold all of the Escrowed Property in escrow subject to the terms and conditions contained in this Escrow Agreement. The Escrow Agent undertakes to perform only such duties as are expressly set forth herein and no implied duties or obligations shall be read into this Escrow Agreement against the Escrow Agent. Escrow Agent agrees to hold the Escrowed Property and to release same only in accordance with the terms and conditions set forth in this Escrow Agreement. The provisions of this Escrow Agreement shall control in the event of any conflict between the provisions hereof and the provisions of the Credit Agreement or the Merger Agreement, if any.

B.       Escrow Agent shall not be deemed to have knowledge of any matter or thing unless and until Escrow Agent has actually received written notice of such matter or thing and Escrow Agent shall not be charged with any constructive notice whatsoever. The Escrow Agent may act in reliance upon any writing or instrument or signature which Escrow Agent, in good faith, believes to be genuine, may assume the validity and accuracy of any statement or assertion contained in such a writing or instrument, and may assume that any person purporting to give any writing, notice, advice or instructions in connection with the provisions hereof has been duly authorized to do so. The Escrow Agent shall not be liable in any manner for the sufficiency or correctness as to form, manner, and execution, or validity of any instrument deposited in this escrow or given to Escrow Agent under this Escrow Agreement, nor as to the identity, authority, or right of any person executing the same; and its duties hereunder shall be limited to the safekeeping of the Escrowed Property, and for the disposition of the same in accordance with this Escrow Agreement.

C.       In the event the Escrowed Property consists in whole or in part of stocks, bonds or certificates of deposit (or any other property which may fluctuate in value) Escrow Agent shall hold in escrow, pursuant to this Escrow Agreement, any proceeds of the Escrowed Property actually delivered to Escrow Agent and realized as a result of splits, calls, redemptions or otherwise, but shall not be obligated to ascertain the existence of (or initiate recovery of) such proceeds or to become or remain informed with respect to the possibility or probability of such proceeds being realized at any time in the future, or to inform the Principals or any third party with respect to the nature and extent of any proceeds realized, except upon the written request of such party, or to monitor current market values of the Escrowed Property. Further, Escrow Agent shall not be obligated to proceed with any action or inaction based on information with respect to market values of the Escrowed Property which Escrow Agent may in any manner learn, nor shall Escrow Agent be obligated to inform the Principals or any third party with respect to market values of any one or more of the Escrowed Property at any time, Escrow Agent having no duties with respect to investment management or information, the Principals understanding and intending that Escrow Agent’s responsibilities are purely ministerial in nature. Any reduction in the market value or other value of the Escrowed Property while deposited with Escrow Agent shall be at the sole risk of the Principals. If all or any portion of the Escrowed Property is in the form of a check or in any other form other than good and cleared funds, Escrow Agent shall deposit same as required but shall not be liable for the nonpayment thereof, nor responsible to enforce collection thereof.

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D.       In the event instructions from the Principals, or any other party, would require Escrow Agent to expend any monies or to incur any cost, Escrow Agent shall be entitled to refrain from taking any action until it receives payment for such costs. It is agreed that the duties of Escrow Agent are purely ministerial in nature and shall be expressly limited to the safekeeping of the Escrowed Property and for the disposition of same in accordance with this Escrow Agreement. The Principals, jointly and severally, hereby indemnify Escrow Agent, and hold it forever harmless from and against, any and all claims, liabilities, obligations, judgments, damages, costs, penalties, losses, actions, suits or proceedings at law or in equity, or any other expenses, fees or charges of any character or nature (collectively, the “Claims”), including, without limitation, all reasonable attorneys’ fees and the cost of defending or resisting any Claim throughout all appellate levels, administrative proceedings and bankruptcy proceedings, which it may incur or with which it may be threatened, directly or indirectly, arising from or in any way connected with this Escrow Agreement, or which may result from Escrow Agent’s disposition of the Escrowed Property, whether or not litigation is instituted, unless any such Claims arise as a result of Escrow Agent’s gross negligence or willful misconduct. Escrow Agent shall and is hereby vested with a lien on all Escrowed Property under the terms of this Escrow Agreement, for indemnification, attorneys’ fees, court costs and all other costs and expenses arising from any Claim, interpleader or otherwise, or other expenses, fees or charges of any character or nature, which may be incurred by Escrow Agent by reason of disputes arising between the Principals or any third party as to the correct interpretation of this Escrow Agreement, the release of the Escrowed Property hereunder, instructions given to Escrow Agent hereunder, or otherwise, with the right of Escrow Agent, regardless of the instruments aforesaid and without the necessity of instituting any proceeding or action, to hold any property hereunder until and unless said additional expenses, fees and charges shall be fully paid. Any fees and costs charged by the Escrow Agent for serving hereunder shall be paid by the Principals, jointly and severally.

E.       The Escrow Agent may consult with counsel of its own choice (and the costs of such counsel shall be paid by the Parent), and Escrow Agent shall have full and complete authorization and protection for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel. The Escrow Agent shall not be liable for any mistakes of fact or error of judgment, or for any actions or omissions of any kind, unless caused by its willful misconduct or gross negligence.

F.       The Principals acknowledge and agree that nothing in this Escrow Agreement shall prohibit Escrow Agent from serving in a similar capacity on behalf of others.

G.       All rights of indemnity or reimbursement to which Escrow Agent is entitled to hereunder shall survive the termination of this Escrow Agreement or the disbursement of the Escrowed Property or delivery of the Escrowed Property to a successor escrow agent in accordance with the terms hereof.

H.       If all or any portion of the Escrowed Property delivered to Escrow Agent is in the form of a check or in any other form other than cash or immediately available US funds, Escrow Agent shall deposit same as required but shall not be liable for the nonpayment thereof nor responsible to enforce collection thereof. If such check or other instrument other than cash representing the Escrowed Property is returned to Escrow Agent unpaid, Escrow Agent shall notify the applicable Principal(s) for further instructions.

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II.           Release of Escrowed Property

A.       The Escrow Agent shall release a copy of the Escrowed Property to each of the Principals on or promptly following such date as the conditions precedent provided in this Section shall be satisfied (such date, the “Release Date”). On the Release Date, the Escrow Agent is instructed to insert the date of the Release Date on the Escrowed Property in the spaces therein provided and make such filings as are necessary and appropriate with any state or federal governing body to effectuate the merger contemplated by the Merger Agreement and to take any and all actions as are otherwise necessary and appropriate in connection therewith or as contemplated by the Escrowed Property. The Escrow Agent is permitted to proceed with the foregoing actions upon receipt of written confirmation from the Parent that the following conditions precedent have been satisfied: (i) the Company shall be audited by a United States Independent Registered Public Accounting Firm in good standing with the Public Company Accounting Oversight Board (“PCAOB”) and the Company shall be provided with such auditor’s consent to file the audited financial statements with the U.S. Securities and Exchange Commission, (ii) the Parent shall be audited by a United States Independent Registered Public Accounting Firm in good standing with the PCAOB and the Parent shall be provided with such auditor’s consent to file the audited financial statements with the U.S. Securities and Exchange Commission, and (iii) the Parent shall have filed all required periodic reports and related filings in accordance with the Securities Exchange Act of 1934 and shall be deemed a SEC current reporting company with the OTC Markets trading platform. The Escrow Agent is not required to seek independent confirmation that the foregoing items (i) through (iii) have been satisfied and the Escrow Agent is permitted to rely entirely upon the written confirmation from the Parent as evidence of the satisfaction of the foregoing.

B.       In the event Escrow Agent shall be uncertain as to its duties or rights hereunder or shall receive instructions, claims or demands from the Principals, or from third persons with respect to the Escrowed Property, which, in Escrow Agent’s sole opinion, are in conflict with each other or with any provision of this Escrow Agreement, Escrow Agent shall be entitled to refrain from taking any action until it shall be directed otherwise unanimously in writing by the Principals, and said third persons, if any, or by a final order or judgment of a court of competent jurisdiction. If any of the parties shall be in disagreement about the interpretation of this Escrow Agreement, or about the rights and obligations, or the propriety of any action contemplated by the Escrow Agent hereunder, the Escrow Agent may, at its sole discretion, deposit the Escrowed Property with a court having jurisdiction over this Escrow Agreement, and, upon notifying all parties concerned of such action, all liability on the part of the Escrow Agent shall fully cease and terminate. The Escrow Agent shall be and is hereby indemnified by the Principals, jointly and severally, for all Claims, including reasonable attorneys’ fees, in connection with the aforesaid proceeding, and shall be fully protected in suspending all or a part of its activities under this Escrow Agreement until a final decision or other settlement in the proceeding is received. In the event Escrow Agent is joined as a party to a lawsuit by virtue of the fact that it is holding the Escrowed Property, Escrow Agent shall, at its sole option, either: (i) tender the Escrowed Property in its possession to the registry of the appropriate court; or (ii) disburse the Escrowed Property in its possession in accordance with the court’s ultimate disposition of the case, and the Principals hereby, jointly and severally, indemnify and hold Escrow Agent harmless from and against any and all Claims in connection therewith, including, but not limited to, reasonable attorneys’ fees and court costs at all trial and appellate levels.

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III.          Term of Agreement

A.       This Escrow Agreement shall remain in effect unless and until it is canceled in any of the following manners:

 1.       Upon written notice given by all Principals of cancellation of designation of Escrow Agent to act and serve in said capacity, in which event, cancellation shall take effect no earlier than five (5) days after notice to Escrow Agent of such cancellation; or

 2.       Escrow Agent may resign as escrow agent at any time upon giving notice to the Principals of its desire to so resign; provided, however, that resignation of Escrow Agent shall take effect no earlier than five (5) days after the giving of notice of resignation; or

 3.       Upon compliance with all escrow provisions as set forth in this Escrow Agreement.

B.       In the event of a cancellation or resignation under Sections III.A. 1 or 2 above, if the Principals fail to agree to a successor escrow agent within the five (5) day period described hereinabove, Escrow Agent shall have the right to deposit all of the Escrowed Property held hereunder into the registry of an appropriate court and request judicial determination of the rights of the Principals to the Escrowed Property, by interpleader or other appropriate action, and the Principals hereby indemnify and hold Escrow Agent harmless from and against any Claims in connection therewith, including, but not limited to, reasonable attorneys’ fees and court costs at all trial and appellate levels.

C.       Upon termination of the duties of Escrow Agent in either manner set forth in Sections III.A. 1 or 2 above, Escrow Agent shall deliver all of the Escrowed Property to the newly appointed escrow agent designated by the Principals, and, except for Escrow Agent’s lien rights in and to the Escrowed Property as set forth in this Escrow Agreement, Escrow Agent shall not otherwise have the right to withhold Escrowed Property from said newly appointed escrow agent.

D.       Escrow Agent shall not be bound by any modification, cancellation or rescission of this Escrow Agreement unless in writing and signed by the Principals and Escrow Agent. In no event shall any modification of this Escrow Agreement, which shall affect the rights or duties of Escrow Agent, be binding on Escrow Agent unless it shall have given its prior written consent.

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IV.          Notices

All notices of request, demand and other communications hereunder shall be addressed to the parties as follows:

Parent, Merger Sub and Lender:

Green Innovations, Ltd.

3208 Chiquita Blvd. S., Suite 216

Cape Coral, FL

Attention: Alyce Schreiber

Email: aschreiber@tcaglobalfund.com

Company and/or Shareholders:

Zomongo, Inc.

P.O Box 625 Stn. Main

Cochrane, AB T4C 1A8 Canada

Attention: Jeremy Ostrowski, Chief Executive Officer

Email: jostrowski@zomongo.com

With a copy which shall not constitute legal notice:

Gowling WLG

1600, 421 7th Avenue SW

Calgary Alberta T2P 4K9 Canada

Attention: Greg Shannon, Q.C.

Email: greg.shannon@gowlingwlg.com

Escrow Agent:

Lucosky Brookman LLP

101 Wood Avenue South, 5th Floor

Woodbridge, NJ 08830

Attention: Seth A. Brookman

Email: sbrookman@lucbro.com

unless the address is changed by the party by like notice given to the other parties. Notice shall be in writing and shall be deemed delivered: (i) if mailed by certified mail, return receipt requested, postage prepaid and properly addressed to the address below, then three (3) business days after deposit of same in a regularly maintained U.S. Mail receptacle; or (ii) if mailed by Federal Express, UPS or other nationally recognized overnight courier service, next business morning delivery, then one (1) business day after deposit of same in a regularly maintained receptacle of such overnight courier; or (iii) if hand delivered, then upon hand delivery thereof to the address indicated on or prior to 5:00 p.m., EST, on a business day. Any notice hand delivered after 5:00 p.m., EST, shall be deemed delivered on the following business day. Notwithstanding the foregoing, notice, consents, waivers or other communications referred to in this Escrow Agreement may be sent by facsimile, e-mail, or other method of delivery, but shall be deemed to have been delivered only when the sending party has confirmed (by reply e-mail or some other form of written confirmation from the receiving party) that the notice has been received by the other party.

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V.           Miscellaneous

A.       Any dispute arising under, relating to, or in connection with the ESCROW Agreement or related to any matter which is the subject of or incidental to the ESCROW Agreement (whether or not such claim is based upon breach of contract or tort) shall be subject to the exclusive jurisdiction and venue of the state and/or federal courts located in Broward County, Florida, provided, however, that nothing herein shall prevent ESCROW AGENT from bringing suit or taking legal action in any other jurisdiction.  This provision is intended to be a “mandatory” forum selection clause and governed by and interpreted consistent with Florida law.

A.       Except as provided in the immediately preceding paragraph, this Escrow Agreement shall be deemed to be a contract made under and governed by the internal laws of the State of Nevada, and for all purposes shall be construed in accordance with the laws of the State of Nevada, without giving effect to the choice of law provisions. Each party hereto irrevocably waives any objection on the grounds of venue, forum nonconveniens or any similar grounds and irrevocably consents to service of process by mail or in any manner permitted by applicable law and consents to the jurisdiction of said courts. Each of the parties hereto hereby waives all right to trial by jury in any action, proceeding or counterclaim arising out of the transactions contemplated by this Agreement.

B.       The Principals shall be obligated to reimburse Escrow Agent for all fees, costs and expenses incurred or that become due in connection with this Escrow Agreement, including reasonable attorney’s fees. Neither the modification, cancellation, termination or rescission of this Escrow Agreement nor the resignation or termination of the Escrow Agent shall affect the right of Escrow Agent to retain the amount of any fee which has been paid, or to be reimbursed or paid any amount which has been incurred or becomes due, prior to the effective date of any such modification, cancellation, termination, resignation or rescission.

C.       The Principals acknowledge and agree that the Escrow Agent is also counsel to the Lender. The Principals hereby waive any and all conflicts of interest which may be present.

D.       This Escrow Agreement sets forth the entire agreement and understanding of the parties with respect to the matters contained herein and supersedes all prior agreements, arrangements and understandings relating thereto.

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E.        All of the terms and conditions of this Escrow Agreement shall be binding upon, and inure to the benefit of and be enforceable by, the parties hereto, as well as their respective successors and assigns.

F.        This Escrow Agreement may be amended, modified, superseded or canceled, and any of the terms or conditions hereof may be waived, only by a written instrument executed by each party hereto or, in the case of a waiver, by the party waiving compliance. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same. No waiver of any party of any condition, or of the breach of any term contained in this Escrow Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other term of this Escrow Agreement. No party may assign any rights, duties or obligations hereunder unless all other parties have given their prior written consent.

G.       If any provision included in this Escrow Agreement proves to be invalid or unenforceable, it shall not affect the validity of the remaining provisions.

H.       This Escrow Agreement and any modification or amendment of this Escrow Agreement may be executed in several counterparts or by separate instruments and all of such counterparts and instruments shall constitute one agreement, binding on all of the parties hereto.

I.         The parties hereto agree to accept a facsimile transmission copy of their respective actual signatures as evidence of their actual signatures to this Escrow Agreement and any modification or amendment of this Escrow Agreement; provided, however, that each party who produces a facsimile signature agrees, by the express terms hereof, to place, promptly after transmission of his or her signature by fax, a true and correct original copy of his or her signature in overnight mail to the address of the other party.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Escrow Agreement to be executed as of this ______ day of December, 2017.

GREEN INNOVATIONS LTD.

Name:	Alyce Schreiber
Title:	Chief Executive Officer

GNIN TCA MERGER SUB, INC.

Name:	Alyce Schreiber
Title:	Chief Executive Officer

ZOMONGO, INC.

By:
Name:	Jeremy Ostrowski
Title:	Chief Executive Officer

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SHAREHOLDERS

Jeremy Ostrowski, as an individual

Jocelyne H. Ostrowski, as an individual

Peter Crowley, as an individual

Joseph Abrams, as an individual

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TCA GLOBAL CREDIT MASTER FUND, LP

By:	TCA Global Credit Fund GP, Ltd.
Its:	General Partner

By:
Name:	Robert Press
Title:	Director

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LUCOSKY BROOKMAN LLP

By:
Name:	Seth Brookman
Title:	Partner

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EXHIBIT A

ACQUISITON AGREEMENT AND PLAN OF MERGER

See attached.

Ex A-1

EXHIBIT B

Acquisition Agreement and Plan of Merger
Board/Shareholder Resolutions – Merger Sub
Board Consent Appointing Sole Officer and Director of Merger Sub and Issuance of Shares to GNIN
Board Consent Approving Merger
Shareholder Consent Approving Merger
Consent and Agreement – Green Innovations Ltd.
Security Agreement – Green Innovations Ltd.
Guaranty Agreement – Green Innovations Ltd.
Board/Shareholder Resolutions – Green Innovations Ltd.
Board Consent Approving Merger
Notice to Shareholders - Zomongo Inc.
Officer’s Certificate (Zomongo Inc.)
Certificate of Good Standing (Zomongo Inc.)
Certificate of Merger
Promissory Note in the amount of $500,000 issued by Zomongo Inc. and the Company Subsidiaries (as defined in the Merger Agreement) in favor of Lender

Ex B-1